Exhibit 99.9
CONSENT OF INDEPENDENT ENGINEERS

We refer to our report dated February 2, 2023 and effective December 31, 2022, evaluating the proved and probable petroleum and natural gas reserves attributable to Baytex Energy Corp. and its affiliates (collectively, the "Company"), which is entitled "Baytex Energy Corp., Evaluation of Petroleum Reserves, based on Forecast Prices and Costs, As of December 31, 2022" (the "Report").

We hereby consent to the references to our name in the Company's Annual Report on Form 40-F to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, and to the incorporation by reference in Registration Statements No. 333-171568 on Form S-8 of the Company and to the use of the Report.

We also confirm that we have read the Company's Annual Information Form for the year ended December 31, 2022 dated February 23, 2023, and that we have no reason to believe that there are any misrepresentations in the information contained therein that was derived from the Report or that is within our knowledge as a result of the services we performed in connection with such Report.

Yours truly,
MCDANIEL & ASSOCIATES CONSULTANTS LTD.

/s/ Brian R. Hamm
Brian R. Hamm, P. Eng.
President & CEO

Calgary, Alberta, Canada
February 23, 2023